22nd Century Group, Inc.

500 Seneca Street, Suite 507

Buffalo, New York 14204

(716) 270-1523

March 29, 2023

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street, NE Washington, DC 20549

Attn:	Mr. Eranga Dias

Re:	22nd Century Group, Inc.
Registration Statement on Form S-3 Filed March 10, 2023
File No. 333-270473

Acceleration Request

Requested Date: Friday, March 31, 2023
Requested Time: 4:30 P.M. Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, 22nd Century Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on Friday, March 31, 2023, or as soon thereafter as practicable. The Company respectfully requests that you notify Mr. John Wolfel of Foley & Lardner, LLP of such effectiveness by a telephone call to (904) 359-8778.

Sincerely,

22ND CENTURY GROUP, INC.

By:	/s/ Peter Ferola
Peter Ferola
Chief Legal Officer

cc: John J. Wolfel of Foley Lardner, LLP